April 10, 2008

VIA EDGAR and Overnight Delivery

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

RE:	Sigma-Aldrich Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 000-08135

Dear Mr. Cash:

The attachment to this letter sets forth the responses of Sigma-Aldrich Corporation (the “Company”) to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 31, 2008, with respect to the above referenced filings. We have duplicated the comments set forth in the comment letter in the attachment and have provided responses to each comment.

As requested by the staff of the Commission, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you require additional information, please do not hesitate to contact me at 314-286-8003.

Sincerely,

/s/Michael R. Hogan

Chief Administrative Officer and Chief Financial Officer

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, Missouri 63103

cc: Dale Welcome

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibit 13

Management’s Discussion and Analysis, page 21

Operating Results, page 25

COMMENT:

1.

In future filings, please expand your discussion of the results of your operations to quantify the impact that changes in units sold and/or changes in selling price had on net sales of your business units from period to period.

RESPONSE:

In future filings, the Company will quantify the impact of changes in selling prices and volume for consolidated Company sales. We believe sales changes associated with changes in selling prices are applicable only to our catalog-related business. There are no meaningful calculations of sales changes attributable to changes in selling prices for sales of our custom and bulk products.

Sales of custom and bulk products are not comparable from period to period as sizes, quantities, units of measure and the types of product can and do vary widely. These sales are subject to individual negotiations and, because they are custom projects; there is no reference to any of the Company’s list prices. As a result, it is not practicable or meaningful to calculate the sales changes attributable to changes in selling prices on these sales. Such sales represent approximately 40 percent of the Company’s consolidated sales. Accordingly, our quantification of the impact of the changes in selling prices will be limited to the consolidated sales of our catalog-related business.

Note 15 – Earnings Per Share, page 48

COMMENT:

2.

In future filings, please disclose the number of shares that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per shares because to do so would have been antidilutive for the periods presented. See paragraph 40(c) of SAFS 128 for guidance.

RESPONSE:

In future filings, if material, the Company will disclose the number of shares that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share in accordance with paragraph 40(c) of SFAS 128. Supplementally, we advise the Staff, that no share amounts were excluded from the computation of diluted earnings per share that, had they been included, would have been antidilutive in 2006 and 2007. In 2005, less than 5,000 shares were excluded from the computation of diluted EPS because they would have been antidilutive.

Exhibit 31 – Section 302 Certifications

COMMENT:

3.

We note that paragraphs 2, 3, and 4 of your certifications replace the word “report” with “annual report”. In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

RESPONSE:

In future filings, the Company will provide the certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.